UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: August 12, 2008

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK ANNOUNCES A SHARE REPURCHASE PROGRAM

        MIGDAL HA’EMEK, Israel, August 12, 2008 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced today that its Board of Directors has authorized a share repurchase program, involving the repurchase from time to time of its Ordinary Shares. Repurchases will not exceed a total aggregate price of $2,000,000.

The timing and exact number of shares purchased will be at the company’s discretion. The buyback of shares may occur in open market, negotiated or block transactions. The company does not intend to repurchase any shares from its management team or other insiders. This share repurchase program does not obligate the company to acquire any specific number of shares and may be suspended or discontinued at any time.

“We believe that the repurchase of our shares represents an attractive investment based on current market prices and therefore represents an accretive investment opportunity for both the company and our shareholders”, said Rafi Amit, CEO of Camtek. “The strength of our balance sheet enables us to execute this program while still being able to achieve our short and long-term growth strategies and build greater shareholder value. We believe that this repurchase is an effective use of our capital”.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL:
Ronit Dulberg, CFO	Ehud Helft/Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604 8300	Tel:(US) 1 646 201 9246
Mobile: +972-54-905-0776	info@gkir.com
ronitd@camtek.co.il